UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                   (Amendment No. ________)*


_______________Audits and Surveys Worldwide, Inc._______________
                                        (Name of Issuer)

_____________Common Stock, par value $.01 per share_____________
                                 (Title of Class of Securities)

     _______________________050839109_____________________
                                         (CUSIP Number)

                     Michael J. Shef, Esq.
              Parker Chapin Flattau & Klimpl, LLP)
                  1211 Avenue of the Americas
                       New York, NY 10036
_________________________(212) 704-6000_________________________
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

     ____________________March 24, 1995____________________
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d(I(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the state-ment /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial owner-ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter disclosures pro-vided in a prior cover page.

*The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabil-ities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                               Page 2 of 6 Pages


                          SCHEDULE 13D

CUSIP No. 050839109

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON:  Carl Ravitch

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

7.   SOLE VOTING POWER:  1,526,713

8.   SHARED VOTING POWER:

9.   SOLE DISPOSITIVE POWER:    1,526,713

10;. SHARED DISPOSITIVE POWER:

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
     SON:  1,526,713

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
     TAIN SHARES:  ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.7%

14.  TYPE OF REPORTING PERSON:  IN













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                                               Page 3 of 6 Pages



                            SCHEDULE 13D


CUSIP No. 050839109

Item 1.   Security and Issuer

          This schedule relates to the common stock, par value $.01 per share (the "Common Stock") of Audits & Surveys Worldwide, Inc. (the "Company"). The principal executive offices of the Company are located at 650 Avenue of the Americas, New York, NY 10011.

Item 2.   Identity and Background

          This schedule is being filed on behalf of Carl
     Ravitch.

          (a)  Carl Ravitch

          (b)  650 Avenue of the Americas
               New York, NY 10011

          (c)  Executive Vice President and Chief Marketing
               Officer of the Company.

          (d) Mr. Ravitch has not, during the last five years, been convicted in a criminal proceeding (exclud-ing traffic violations or similar misdemeanors).

          (e) Mr. Ravitch has not, during the last five years, been a party to a civil proceeding as a result of which Mr. Ravitch was or is subject to a decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or state securities law or finding any violation with respect to such laws.

          (f)  U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          The securities which are reported hereby were acquired in connection with the Company's merger (the "Merger") with Audits and Surveys, Inc. ("A&S"), pursuant to which Merger each share of A&S's common stock outstanding prior to the

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                                               Page 4 of 6 Pages


consummation of the Merger was exchanged for 1,407.565 shares of the Company's Common Stock.

          Prior to the consummation of the Merger, Carl Ravitch owned 1,084.648 shares of A&S common stock. All of these shares were exchanged for the securities reported hereby.

Item 4.   Purpose of the Transaction

          The securities which are reported hereby were acquired as a result of the Merger, which took place on March 24, 1995.

          Mr. Ravitch does not have any present plans which relate to or which would result in the acquisition of any addi-tional securities of the Company, nor does he have any present plans or proposals which would relate to or result in: an extraordinary corporate transaction, such as a merger, reorgani-zation or liquidation involving the Company or any of its sub-sidiaries; a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, includ-ing any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's busi-ness or corporate structure; changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; causing a class of securi-ties of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becom-ing eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enu-merated above.


Item 5.   Interest in Securities of the Issuer

          (a) Aggregate amount and percentage of shares benefi-cially owned by Carl Ravitch: 1,526,713 (11.7%).

          (b) Aggregate amount of shares Carl Ravitch has sole power to direct the vote and disposition of:
               1,526,713 (11.7%).



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                                               Page 5 of 6 Pages


               Aggregate amount of shares Carl Ravitch has shared power to direct the vote and disposition of: None (0%).

          (c)  None

          (d)  N/A

          (e)  N/A

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer

          Mr. Ravitch is a party to a shareholders agreement, dated as of March 24, 1995 (the "Shareholders Agreement"), by and between the Company, H. Arthur Bellows, and all persons who were stockholders of A&S immediately prior to the Merger. The Shareholders Agreement provides that, among other things, the stockholders will not sell or transfer their shares of Common Stock for a period of two years, and that they will vote their shares for the election of H. Arthur Bellows, Jr., the Company's President and Chief Operating Officer, to the Board of Directors of the Company for as long as Mr. Bellows remains an employee of the Company. The Shareholders Agreement also provides that at the Company's 1995 and 1996 annual meeting of stockholders, or in connection with any consents of stockholders to elect direc-tor solicited prior to the Company's 1997 annual meeting of stockholders, the stockholders will vote for the election to the board of directors of three nominees designated by H. Arthur Bellows, Jr. (inclusive of Mr. Bellows, if he is nominated).

Item 7.   Material to be Filed as Exhibits

          1. Shareholders Agreement, dated as of March 24, 1995, among the Company, H. Arthur Bellows, Jr. and each person who was a stockholder of Audits and Surveys, Inc. immediately prior to the Merger.









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                                             Page 6 of 6 Pages


Signatures

          After reasonable inquiry and to the best of his knowl-edge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 31, 1995




                                   Carl Ravitch